GREAT LAKES FUND, INC.

Statement of Assets and Liabilities

June 30, 1996

(Unaudited)


                        Assets
Investments, at value (@ cost $748,545,442.84) $947,879,213
Cash                                                  5,757
Dividends receivable                              1,405,845
Interest receivable                                  60,667
Prepaid expenses                                     29,837
Deferred organization cost, net                      26,897
                   Total Assets                 949,408,216



                     Liabilities
AMPS dividends payable (note 4)                   1,246,618
Accrued expenses                                    238,328
Notes payable  (note 5)                             318,000
Accrued interest expense                              9,363
                   Total Liabilities              1,812,310

                   Net Assets                  $947,595,906

Net assets are represented by:
Series A Auction Market Preferred Stock, $.01 par value at liquidation preference $100,000 per share, 1,000 shares authorized, issued and
     outstanding                                100,000,000
Series B Auction Market Preferred Stock, $.01 par value at liquidation preference $100,000 per share, 1,000 shares authorized, issued and
     outstanding                                100,000,000
Series C Auction Market Preferred Stock, $.01 par value at liquidation preference $100,000 per share, 1,000 shares authorized, issued and
     outstanding                                100,000,000
Series D Auction Market Preferred Stock, $.01 par value at liquidation preference $100,000 per share, 500 shares authorized, issued and
     outstanding                                 50,000,000
Series E Auction Market Preferred Stock, $.01 par value at liquidation preference $100,000 per share, 500 shares authorized, issued and
     outstanding                                 50,000,000
Common stock at par value, $.01 per share, 199,996,000 shares authorized,
          37,508,445.64 shares issued and outs      375,084
Additional paid-in capital                      347,886,977
Net unrealized appreciation of investments      199,333,845
                   Net Assets                  $947,595,906

                   Net asset value per common        $14.60

See accompanying notes to the financial statements.


GREAT LAKES FUND, INC.

Statement of Operations

For the period from January 1, 1996 to June 30, 1996

and for the period May 1, 1995  to December 31, 1995

(Unaudited)


Investment income:
   Dividend income                               $9,781,226
   Interest income                                  245,060
                   Total investment income       10,026,286


Expenses:
   Broker dealer fee                                435,113
   Legal fees                                       101,780
   Rating agencies fees                              73,960
   Independent accountants                           15,913
   Auction agent fee                                 16,161
   Custody / administration fees (note 2)            65,142
   Directors fees and expenses                        5,370
   Interest expense                                  15,921
   Insurance                                          6,883
   Investment management fee  (note 2)               45,749
   Other expenses                                       787
   Amortization of organizational costs               3,509
                   Total expenses                   786,287

               Net investment income              9,239,999

Net realized and unrealized gains on investments:
   Net realized gain on investments:
              Proceeds from sales $77,612,911
              Cost of securities  (74,183,125)
                                                  3,429,786
   Unrealized appreciation of investments:
              Beginning of period  122,961,827
              End of period        199,333,845
       Increase in net unrealized appreciation
          of investments                         76,372,018

              Net increase in net assets
                 resulting from operations      $89,041,803


See accompanying notes to the financial statements.


GREAT LAKES FUND, INC.

Statement of Changes in Net Assets

For the period from January 1, 1996 to June 30, 1996

and for the period May 1, 1995  to December 31, 1995

(Unaudited)



                                               For the six    For the period
                                               months ended   May 1, 1995 to
                                              June 30, 1996     December 31,
                                               (Unaudited)         1995
From operations:
   Net investment income                         $9,239,999      $10,839,941
   Net realized gain on investments               3,429,786          296,278
   Net change in unrealized appreciation
      on investment                              76,372,018      122,961,827

        Increase in net assets
           resulting from operations             89,041,803      134,098,046

Dividends to stockholders from net investment income:
   Auction market preferred stock                (7,480,230)      (8,874,439)
   Common stock                                  (1,759,769)      (1,965,502)
                                                 (9,239,999)     (10,839,941)
Dividends to stockholders from net realized gains
   Auction market preferred stock                         0                0
   Common stock                                  (3,411,195)        (314,870)
                                                                    (314,870)
        Decrease in net assets resulting
           from dividends to stockholders       (12,651,194)     (11,154,811)

Increase (decrease) from capital share transactions:
   Return on capital                            (44,829,034)               0
   Auction market preferred stock                50,000,000      350,000,000
   Common stock                                           0      393,091,096
                                                  5,170,966      743,091,096

         Total increase in net asset             81,561,575      866,034,331

Net assets:
       Beginning of period                      866,034,331                0

       End of period                           $947,595,906     $866,034,331


See accompanying notes to the financial statements


GREAT LAKES FUND, INC.

Financial Highlights

For the period from January 1, 1996 to June 30, 1996

and for the period May 1, 1995  to December 31, 1995

(Unaudited)


                                               For the six    For the period
                                               months ended   May 1, 1995 to
                                              June 30, 1996    December 31,
                                               (Unaudited)         1995
For a share of common stock outstanding throughout the period:

   Net asset value, beginning of period              $13.77           $10.00

   Net investment income                               0.25             0.33
   Net gains on investments
      realized and unrealized                          2.13             3.76
           Total from investment operations            2.38             4.09

   Less distributions from net investment income and net realized gains:
   Common share equivalent of dividends paid
      to AMPS holders                                 (0.20)           (0.27)
   Dividends paid to common shareholders              (0.14)           (0.05)
   Return on capital                                  (1.21)            0.00
                   Total distributions                (1.55)           (0.32)

Net asset value, end of period                       $14.60           $13.77

Total investment return                               17.26%         40.90%*

Net assets at end of period (000s)                 $547,596         $516,034

Ratio of expenses to average net assets applicable to common
   shares                                              0.09%            0.10%

Ratio of net investment income to average net assets applicable
   to common shares +                                  0.25%            0.23%

Portfolio turnover                                     0.84%            2.22%


+Net investment income is adjusted for distributions paid to AMPS holders. *Total investment return for the period; not annualized.

See accompanying notes to financial statements.



GREAT LAKES FUND, INC.

Notes to the Financial Statements

June 30, 1996

(1)     Organization and Significant Accounting Policies

     The Great Lakes Fund, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on May 1, 1995.

     The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies.

     In May 1995, the Fund sold $200 million of Auction Market Preferred Stock ("AMPS") and purchased securities with an aggregate fair value of $449,301,107 from a collective trust fund for employee benefit plans in exchange for 24,930,110.7 shares of common stock and $200 million in cash.

     The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

     (a)  Security Valuation

          Investments in securities traded on a national securities exchange (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

     (b)  Security Transactions

          Security transactions are accounted for on a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date.

     (c)  Federal Income Taxes

          It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

     (d)  Distribution of Income and Gains

          The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are
          declared and paid at least annually.   Net capital gains, if any,
          are generally distributed annually.

     (e)  Reclassification Policy

          It is the Fund's policy to reclassify certain amounts to conform to the current year's presentation when necessary.

     (f)  Use of Estimates

          Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

(2)     Related Party Transactions

     A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

     During the six months ended June 30, 1996, and the year ended December 31, 1995, dividends paid to the common stockholder were $5,170,964 and $2,280,372, respectively.

     During the six months ended June 30, 1996, the Fund made a return of capital dividend to the common shareholders in the amount of $44,829,034.

     Comerica Bank serves as both custodian and administrator for the
     Fund.  An affiliate of      Comerica Bank serves as investment advisor to
     the Fund.  The annual investment      management fee is 0.01% of
     average equity investments.  The management fee is   calculated and
     accrued on a monthly basis.

(3)     Investment Transactions

     The aggregate cost of securities purchased and the aggregate proceeds
     of securities sold,    for the six months ended June 30, 1996 were
     $7,624,366 and $27,612,911, respectively.

     As of June 30, 1996 based on cost for Federal income tax purposes, the aggregate gross unrealized appreciation and depreciation for all securities were $208,744,922 and $9,411,077, respectively.

(4)     Auction Market Preferred Stock

     In June 1996, the Fund issued $50 million of Auction Market Preferred Stock ("AMPS").

     The Fund has outstanding at June 30, 1996, 1000 shares each of Series
     A, Series B and Series C and 500 shares each of Series D and Series E AMPS at a liquidation value of $100,000 per share. Dividends are cumulative from the date of original issue and are paid every 49 days at
     a rate set through a Dutch Auction.   The AMPS rates in effect on
     June 30, 1996 were 4.1%, 4.05%, 4.05%, 4.03% and 4.175% for Series A,
     Series B, Series C, Series D and Series E, respectively.

     Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

     In addition, the AMPS are subject to mandatory redemption if the Fund
     ceases to qualify as   a regulated investment company or if Merrill Lynch
     Pierce, Fenner & Smith Incorporated ceases to be the broker dealer.
     The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.

(5)     Notes Payable

     As of June 30, 1996, the Fund had $318,000 of principal notes outstanding to investors. The notes due on May 8, 2020, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 3.50%. As of June 30, 1996, the Fund was paying interest at 9% per annum.


                  GREAT LAKES FUND

              Portfolio of Investments

                   June 30, 1996

No. of                                               Market
Shares                                                Value

Common Stock
         BUILDING AND CONSTRUCTION           1.38%

          BUILDING MATERIALS
 18,200    CHAMPION INTERNATIONAL CORP                 759,850
 16,700    GEORGIA PACIFIC CORP                      1,185,700
 73,000    HOME DEPOT                                3,942,000
 14,600    LOUISIANA PACIFIC CORP                      323,025
 24,000    MASCO CORP                                  726,000
 13,400    OWENS CORNING                               576,200

          CONSTRUCTION EQUIPMENT
  7,400    GIDDINGS & LEWIS                            120,250

          PAINT AND FLAT GLASS
 36,500    PPG INDUSTRIES INC                        1,779,375
 17,800    SHERWIN WILLIAMS CO                         827,700

          INDUSTRIAL CHEMICALS
  8,100    GREAT LAKES CHEMICAL CORP                   504,225
 12,200    ROHM & HAAS CO                              765,550

          MISCELLANEOUS
 17,600    FLUOR CORP                                1,150,600
  7,800    FOSTER WHEELER CORP                         350,025
  7,400    KAUFMAN & BROAD HOME CORP                   107,300

                TOTAL BUILDING AND CONSTRUCTION    $13,117,800


         CHEMICALS AND DRUGS                13.27%

          CHEMICALS
 19,900    AIR PRODUCTS & CHEMICALS INC              1,149,225
 56,000    AMGEN INC                                 3,024,000
 23,400    BOSTON SCIENTIFIC CORP                    1,053,000
 42,600    DOW CHEMICAL CO                           3,237,600
124,700    DUPONT DENEMOURS & CO                     9,866,888
 15,900    EASTMAN CHEMICAL CO                         967,913
 39,950    ENGLEHARD CORP                              918,850
  7,200    FMC CORP-NEW                                469,800
 17,400    GRACE WR & CO                             1,233,225
 23,800    HERCULES INC                              1,314,950
115,500    MONSANTO CO                               3,753,750
 31,100    MORTON INTERNATIONAL                      1,158,475
 13,700    NALCO CHEM CO                               431,550
 27,700    PRAXIAIR INC                              1,170,325
 11,700    SIGMA-ALDRICH CORP                          625,950
 28,000    UNION CARBIDE CORP                        1,113,000

          DRUGS
170,900    ABBOT LABS                                7,434,150
 12,100    ALZA CORP CLASS A                           331,238
132,200    AMERICAN HOME PRODUCTS                    7,948,525
101,000    BRISTOL MYERS SQUIBB CO                   9,090,000
281,200    JOHNSON & JOHNSON                        13,919,400
113,300    LILLY ELI & CO                            7,364,500
230,200    MERCK & CO., INC                         14,876,675
 46,520    PHARMACIA & UPJOHN INC                    2,064,325
120,100    PFIZER INC                                8,572,138
 68,700    SCHERING PLOUGH                           4,310,925
 43,600    WALGREEN CO                               1,460,600

          COSMETICS
  5,800    ALBERTO CULVER CO CLASS B                   268,975
 27,200    AVON PRODUCTS INC                         1,227,400
 20,400    INTL FLAVORS & FRAGRANCES                   971,550

          HEALTH PRODUCTS/CARE
  9,700    ALLERGAN INC                                380,725
 10,600    BARD CR INC                                 360,400
 12,400    BAUSCH & LOMB                               527,000
 56,400    BAXTER INTL INC.                          2,664,900
 12,800    BECTON DICKINSON & CO                     1,027,200
 23,100    BEVERLY ENTERPRISES INC                     277,200
113,200    COLUMBIA/HCA HEALTHCARE                   6,042,050
  9,400    COMMUNITY PSYCHIATRIC CENTERS                89,300
 15,200    MALLINCKRODT GROUP INC                      590,900
 42,300    TENET HEALTHCARE CORP                       904,162
 13,800    UNITED HEALTHCARE CORP                      696,900
 11,400    U S HEALTH CARE INC                         627,000
 10,800    U S SURGICAL                                334,800

                TOTAL CHEMICALS AND DRUGS          125,851,439


         CONSUMER PRODUCTS                  14.40%

          CONFECTIONS AND BEVERAGES
 45,000    ANHEUSER-BUSCH COS                        3,375,000
 12,800    BROWN FORMAN INC CLASS B                    512,000
480,200    COCA COLA CO                             23,469,775
 24,900    NEWELL CO.                                  762,562
330,500    PEPSICO INC                              11,691,438
    900    SEAGRAM LTD                                  30,262

          CONTAINERS
  9,800    AVERY DENNISON CORP                         537,775
  5,700    BALL CORP                                   163,875
 12,900    CROWN CORK & SEAL INC                       580,500
 12,700    STONE CONTAINER                             174,625
  9,600    TEMPLE INLAND INC                           448,800

          PACKAGED FOOD
 97,230    ARCHER DANIELS MIDLAND CO                 1,859,524
 30,600    CPC INTL INC                              2,203,200
 49,000    CAMPBELL SOUP CO                          3,454,500
 46,000    CONAGRA                                   2,087,250
  7,300    COORS ADOLPH CO CL B                        130,487
 30,100    GENERAL MILLS INC                         1,640,450
 79,000    HEINZ H J CO                              2,399,625
 16,800    HERSHEY FOODS CORP                        1,232,700
 45,800    KELLOGG CO                                3,354,850
 12,500    PIONEER HI BRED INTL INC                    660,938
 27,900    QUAKER OATS CO                              952,087
 18,400    RALSTON-PURINA GROUP                      1,179,900
 98,300    SARA LEE CORP                             3,182,463
 38,100    SYSCO CORP                                1,304,925
 21,200    WRIGLEY WM JR CO                          1,070,600

          PAPER
 11,200    AMERICAN GREETINGS CL A                     306,600
  8,200    BEMIS CO                                    287,000
  4,000    BOISE CASCADE CORP                          146,500
 59,412    INTERNATIONAL PAPER CO                    2,190,817
 17,300    JAMES RIVER CORP                            456,288
 57,788    KIMBERLY CLARK CORP                       4,464,123
  8,700    MEAD CORP                                   451,312
  5,600    POTLATCH CORP                               219,100
 12,100    UNION CAMP CORP                             589,875
 30,300    WEYERHAEUSER CO                           1,287,750

          PRINTING AND PUBLISHING
  5,700    JOSTENS INC                                 112,575
  6,700    KNIGHT-RIDDER INC                           485,750
 19,800    MCGRAW-HILL CO INC                          905,850
  4,400    MEREDITH CORP                               183,700
 15,400    NEW YORK TIMES CO CL A                      502,425
 65,800    TIME WARNER INC                           2,582,650
 17,500    TIMES MIRROR CO CL A NEW                    761,250
 13,400    TRIBUNE CO                                  973,175
 19,650    WESTVACO CORP                               587,044

          RECREATIONAL EQUIPMENT
 12,500    BALLY ENTRTAINMENT CORP                     343,750
 20,300    BRUNSWICK CORP                              406,000
 12,800    HARRAH'S ENTERTAINMENT                      361,600
 14,100    HASBRO INC                                  504,075
 50,125    MATTEL INC                                1,434,828
  4,200    OUTBOARD MARINE CORP                         76,125

          SOAPS
  9,000    CLOROX CO                                   797,625

          OTHER CONSUMER PRODUCTS
 31,300    AMERICAN BRANDS INC                       1,420,238
 30,600    COLGATE PALMOLIVE CO                      2,593,350
 15,700    DIAL CORP ARIZONA                           449,412
 83,700    GILLETTE CO                               5,220,788
139,600    PROCTER & GAMBLE CO                      12,651,250
 22,300    RUBBERMAID INC                              607,675
  3,800    SPRINGS INDUSTRIES INC                      191,900
 12,600    TUPPERWARE CORP                             532,350
 22,700    UST INC                                     777,475
 17,700    WHITMAN CORP                                427,012

          PHOTOGRAPHY
 73,900    EASTMAN KODAK CO                          5,745,725
  7,700    POLAROID CORP                               351,313

          HOUSEHOLD FURN/APPLIANCES
  6,700    ARMSTRONG WORLD IND                         386,087
 21,200    MAYTAG CO                                   442,550

          RETAIL
  8,400    TJX COS INC (NEW)                           283,500

          APPAREL
  3,000    BROWN GROUP INC                              52,125
 38,500    FRUIT OF THE LOOM CLASS A                   981,750
 37,525    LIMITED INC                                 806,787
  9,800    LIZ CLAIBORNE INC                           339,325
 28,200    NIKE INC CLASS B                          2,897,550
  8,300    STRIDE RITE CORP                             68,475
 10,200    V F CORP                                    608,175

          BROADCASTING
125,642    DISNEY WALT CO                            7,899,741
  7,300    KING WORLD INC                              265,538

          MISCELLANEOUS
 25,100    PALL CORP                                   605,537

           TOTAL CONSUMER PRODUCTS                 136,483,526


         DURABLE GOODS                      23.04%

          AEROSPACE-AIRCRAFT
 68,200    BOEING CO                                 5,941,925
 11,500    GENERAL DYNAMICS CORP                       713,000
 34,500    LOCKHEED MARTIN CORP                      2,898,000
 48,200    MCDONNELL DOUGLAS CORP                    2,337,700
 10,900    NORTHROP GRUMMAN CORP                       742,563
 45,200    RAYTHEON CO                               2,333,450
 49,600    ROCKWELL INTERNATIONAL                    2,839,600
 14,800    TEXTRON INC                               1,182,150
 25,800    UNITED TECHNOLOGIES CORP                  2,967,000

          AGRICULTURAL MACHINERY
 40,500    CATERPILLAR INC                           2,743,875
 50,500    DEERE & CO                                2,020,000

          AUTOMOBILE AND PARTS
 76,100    CHRYSLER CORP                             4,718,200
  9,700    COOPER TIRE & RUBBER                        215,825
  7,200    CUMMINS ENGINE INC                          290,700
 20,100    DANA CORP                                   623,100
 15,600    EATON CORP                                  914,550
 10,800    ECHLIN INC                                  409,050
202,300    FORD MOTOR CO                             6,549,462
137,400    GENERAL MOTOR CO                          7,196,325
 21,600    GENUINE PARTS CO                            988,200
 16,400    NAVISTAR INTL CORP (NEW)                    161,950
 14,000    TRW INC                                   1,258,250
  8,300    VARITY CORP. (NEW)                          399,438

          ELECTRICAL
 52,504    AMP INC                                   2,106,723
 48,000    EMERSON ELECTRIC CO                       4,338,000
 15,000    GENERAL INSTRUMENTS CORP                    433,125
 24,200    HONEYWELL INC                             1,318,900
  6,400    RAYCHEM CORP                                460,000
 76,900    WESTINGHOUSE ELECTRIC CORP                1,441,875

          ELECTRONICS
 19,300    ADVANCED MICRO-DEVICES                      262,962
 39,900    APPLIED MATERIALS INC                     1,216,950
107,300    CISCO SYSTEMS INC                         6,075,863
  7,000    E G & G INC                                 149,625
323,000    GENERAL ELECTRIC CO                      27,939,500
  9,600    GENERAL SIGNAL CORP                         363,600
114,400    HEWLETT PACKARD CO                       11,397,100
209,800    INTEL CORP                               15,407,187
    700    LSI LOGIC CORP                               18,200
 46,800    MICRON TECH                               1,210,950
 34,800    NATIONAL SEMICONDUCTOR                      539,400
  9,800    NATIONAL SERVICE INDUSTRIES                 383,425
112,950    ORACLE CORP                               4,454,466
  9,200    PERKIN ELMER CORP                           443,900
  9,200    TEKTRONIX INC                               411,700
  8,600    TELEDYNE INC                                310,675
 46,200    TEXAS INSTRUMENTS                         2,304,225
  7,000    THOMAS & BETTS CORP                         262,500

          INDUSTRIAL MACHINERY
  5,400    BRIGGS & STRATTON CORP                      222,075
  9,300    CINCINNATI MILACRON INC                     223,200
 17,200    COOPER INDUSTRIES INC                       713,800
 21,600    DOVER CORP                                  996,300
  4,800    HARNISCHFEGER INDUS INC                     159,600
 23,400    INGERSOLL RAND CO                         1,023,750
  1,700    NACCO INDUSTRIES INC CLASS A                 94,137
  7,000    TRINOVA CORP                                233,625

          OFFICE EQUIPMENT AND SUPPLIES
 21,200    ALCO STANDARD CORP                          959,300
 17,700    DELUXE CORP                                 628,350
  5,500    HARLAND JOHN H CO                           135,438
 27,900    PITNEY BOWES INC                          1,332,225
 67,200    XEROX CORP.                               3,595,200

          RUBBER
 10,900    GOODRICH B F CO                             407,387
 29,500    GOODYEAR TIRE & RUBBER                    1,423,375
      0    PREMARK INTERNATL INC                             0

          OTHER DURABLE GOODS
 35,000    CORNING INCORPORATED                      1,343,125
  7,200    CRANE CO                                    295,200
 23,300    ILLINOIS TOOL WORKS                       1,575,663
  8,600    MILLIPORE CORP                              360,125
 81,400    MINNESOTA MINING & MANUFACTURING          5,616,600
 16,200    STANLEY WORKS                               481,950

          COMPUTERS AND SOFTWARE
 26,900    APPLE COMPUTER INC                          564,900
 91,200    CUC INTERNATIONAL                         3,237,600
 35,700    CABLETRON SYSTEMS INC                     2,449,912
  9,200    CERIDIAN CORP                               464,600
 57,300    COMPAQ COMPUTER CORP                      2,822,025
 50,850    COMPUTER ASSOC INTL INC                   3,623,063
  8,600    DATA GENERAL CORP                           111,800
 40,500    DIGITAL EQUIPMENT CORP                    1,822,500
  6,600    INTERGRAPH CORP                              80,025
137,300    IBM COMMON                               13,592,700
136,100    MICROSOFT CORP                           16,349,012
 84,900    NOVELL INC                                1,177,988
 39,300    SILICON GRAPHICS                            943,200
 43,800    SUN MICROSYSTEMS                          2,578,725
 12,000    TANDEM COMPUTERS INC                        148,500
 36,500    UNISYS CORP                                 260,062

          HOUSEHOLD FURN/APPLIANCES
 13,000    WHIRLPOOL CORP                              645,125

          TELECOMMUNICATIONS
 84,100    AIRTOUCH COMMUNICATIONS                   2,375,825
 14,850    ANDREW CORP                                 798,188
 26,900    DSC COMMUNICATIONS                          810,362
 10,000    WORLDCOM INC                                553,750

          MISCELLANEOUS
 56,300    ALLIED-SIGNAL INC                         3,216,138
 17,300    BLACK & DECKER CORP                         668,212
 26,300    ITT INDUSTRIES INC                          660,788
  8,900    JOHNSON CTLS INC                            618,550
 18,300    PARKER HANNIFIN CORP                        775,462
  7,000    SNAP ON TOOLS CORP                          331,625
 30,400    TYCO LABS INC                             1,238,800

                TOTAL DURABLE GOODS                218,435,026


         FINANCIAL                          13.62%

          BANKS
 86,400    BANC ONE CORP                             2,937,600
 26,900    BANK OF BOSTON CORP                       1,331,550
 35,100    BANK NEW YORK INC                         1,798,875
 71,900    BANKAMERICA CORP                          5,446,425
 15,600    BANKERS TR NY CORP                        1,152,450
 18,900    BARNETT BANKS INC                         1,152,900
 27,200    BOATMEN'S BANCSHARES                      1,091,400
 96,720    CHASE MANHATTAN CORP NEW                  6,830,850
 88,000    CITICORP                                  7,271,000
 39,950    CORESTATES FINANCIAL CORP                 1,538,075
 35,100    DEAN WITTER DISCOVER & CO                 2,009,475
 59,514    FIRST CHICAGO NBD CORP                    2,328,485
 53,625    FIRST UNION CORP                          3,264,422
 51,257    FLEET FINANCIAL GROUP INC                 2,229,679
 36,900    KEYCORP NEW                               1,429,875
 45,750    MBNA CORP                                 1,303,875
 19,900    MELLON BANK CORP                          1,134,300
 35,300    MORGAN J P & CO                           2,987,262
 35,600    NATIONAL CITY CORP                        1,250,450
 45,800    NATIONSBANK CORP                          3,784,225
 71,400    NORWEST CORP                              2,490,075
 43,000    PNC FINANCIAL                             1,279,250
 28,800    REPUBLIC NEW YORK CORP                    1,792,800
 41,400    SUNTRUST BANKS INC                        1,531,800
 19,800    U S BANCORP ORE                             715,275
 31,300    WACHOVIA CORP                             1,369,375
 17,633    WELLS FARGO & CO                          4,212,083
          FINANCE COMPANIES
 90,300    AMERICAN EXPRESS CO                       4,029,638
 10,700    BENEFICIAL CORP                             600,538
 39,400    FEDERAL HOME LAND MTG CORP                3,368,700
 20,400    HOUSEHOLD INTL CORP                       1,550,400

          HOLDING COMPANY
  4,100    EASTERN ENTERPRISES                         136,325

          FIRE AND CASUALTY INSURANCE
 32,400    CHUBB CORP                                1,615,950
 13,800    GENERAL RE CORP                           2,101,050
 24,400    SAFECO CORP                                 863,150

          INSURANCE
 21,100    AETNA LIFE & CAS CO                       1,508,650
  8,500    ALEXANDER & ALEXANDER SVC                   167,875
103,669    ALLSTATE CORPORATION                      4,729,898
 92,050    AMERICAN INTL GROUP                       9,078,431
 12,300    CIGNA CORP                                1,449,863
 26,300    ITT HARTFORD                              1,400,475
 57,100    LOEWS CORP                                4,503,763
 11,600    MARSH & MCLENNAN CO.                      1,119,400
 14,000    ST PAUL COS INC                             749,000
 11,100    TORCHMARK CORP                              485,625
 12,400    TRANSAMERICA CORP                         1,013,700
101,250    TRAVELERS GROUP INC                       4,619,531
 11,600    UNUM CORPORATIOM                            722,100
 22,500    USF & G CORP                                368,438

          LIFE INSURANCE
 39,000    AMERICAN GENERAL CORP                     1,418,625
 12,450    JEFFERSON PILOT CORP                        642,731
 17,000    LINCOLN NATL CORP IND                       786,250
 14,100    PROVIDIAN CORP                              604,537
  6,450    USLIFE CORP                                 212,044

          REAL ESTATE
232,100    FEDERAL NATL MTGE ASSN                    7,775,350

          SAVINGS & LOANS
 28,500    AHMANSON H F & CO                           769,500
 14,100    GOLDEN WEST FINANCIAL CORP                  789,600
 32,300    GREAT WESTERN FINANCIAL                     771,162

          BROKERAGE
 38,200    MERRILL LYNCH & CO                        2,487,775
 21,700    SALOMON INC                                 954,800

           TOTAL FINANCIAL                         129,058,705

         METALS AND MINING                   0.75%

          ALUMINUM
 36,000    ALUMINUM CO AMER                          2,065,500
 12,500    REYNOLDS METALS CO                          651,562

          MINING
 21,100    HOMESTAKE MINING CO                         361,338

          STEEL
 20,200    ARMCO, INC.                                 101,000
 13,600    BETHLEHEM STEEL CORP                        161,500
  8,700    INLAND STEEL INDUSTRIES INC                 170,737
 11,300    NUCOR CORP                                  572,063
  7,400    TIMKEN CO                                   286,750
 10,400    USX-US STEEL GROUP                          295,100
 14,900    WORTHINGTON INDUSTRIES INC                  311,037

          OTHER METALS
  8,100    ASARCO INC                                  223,763
 15,300    NEWMONT MINING CORP                         755,437
 12,000    PHELPS DODGE CORP                           748,500

          MINERALS
 16,200    CYPRUS AMAX MINERALS CO                     366,525

                TOTAL METALS AND MINING             $7,070,812


         COLLECTIBLES & PRECIOUS MATERIAL    0.05%

          GOLD-DIAMONDS-GEMS
 15,000    FREEPORT-MCMORAN COPPER-B                   478,125

                TOTAL COLLECTIBLES & PRECIOUS MATE    $478,125


         OIL-ENERGY                          7.77%

          OIL & GAS PRODUCERS
 18,500    AMERADA HESS CORP                           992,062
101,500    AMOCO CORP                                7,346,063
 21,800    COASTAL CORP                                910,150
 16,400    ENSERCH CORP                                356,700
  5,500    HELMERICH & PAYNE INC.                      201,437
 69,000    OCCIDENTAL PETROLEUM                      1,707,750
 18,800    ROWAN COS INC                               277,300
 16,700    SANTA FE ENERGY RES INC                     198,313
 30,200    TENNECO INC                               1,543,975
 70,000    USX-MARTHON GROUP COM NEW                 1,408,750

          NATURAL RESOURCES
 36,500    DRESSER INDUSTRIES INC                    1,076,750
 10,400    KERR MCGEE CORP                             633,100
  6,300    LOUISIANA LD & EXPL CO                      363,037
 25,300    WILLIAMS COS INC-DEL                      1,252,350

          OIL EQUIPMENT, WELLS & SVCS
 13,200    ASHLAND, INC                                523,050
 25,100    BAKER HUGHES INC                            825,163
 23,800    HALLIBURTON CO                            1,320,900
 11,000    WESTERN ATLAS INC                           640,750

          OIL - DOMESTIC
 21,600    BURLINGTON RESOURCES INC                    928,800
  9,500    PENNZOIL CO                                 439,375
 46,700    PHILLIPS PETE CO                          1,955,562
 45,500    UNOCAL CORP                               1,535,625

          OIL - INTERNATIONAL
 29,900    ATLANTIC RICHFIELD CO                     3,543,150
122,300    CHEVRON CORP                              7,215,700
255,000    EXXON CORP.                              22,153,125
 80,600    MOBIL CORP                                9,037,275
 26,000    ORYX ENERGY COMPANY                         422,500
 13,500    SUN CO INC                                  410,063
 52,800    TEXACO INC                                4,428,600

                TOTAL OIL-ENERGY                   $73,647,375


         RETAIL                              3.63%

          DEPARTMENT STORES
 10,300    DAYTON HUDSON CORP                        1,062,187
 18,500    DILLARD DEPT STORES                         675,250
 12,600    HARCOURT GENERAL INC                        630,000
 93,400    K MART                                    1,155,825
 35,700    MAY DEPT STORES CO                        1,561,875
 17,500    MELVILLE CORP                               708,750
  6,700    MERCANTILE STORES                           392,788
 36,200    PENNEY JC INC                             1,900,500
 76,200    SEARS ROEBUCK & CO                        3,705,225
356,700    WAL MART STORES INC                       9,051,262
 29,000    WINN-DIXIE STORES INC                     1,025,875
 19,000    WOOLWORTH CORP                              427,500

          GROCERY
 44,700    ALBERTSON'S INC                           1,849,463
 27,200    AMERICAN STORES CO                        1,122,000
  7,800    FLEMING COS                                 112,125
 13,800    GIANT FOOD INC                              495,075
  8,800    GREAT ATLANTIC & PACIFIC TEA                289,300
 16,900    KROGER CO                                   667,550
 10,000    SUPERVALUE INC                              315,000

          OTHER RETAIL
 14,000    CIRCUIT CITY STORES                         505,750
  3,900    LONGS DRUG STORES CORP                      174,037
 17,800    LOWES COS INC                               643,025
  6,200    PEP BOYS-MAN, MO, JACK                      210,800
 44,700    PRICE/COSTCO INC                            966,638
 14,600    RITE AID CORP                               434,350
  6,100    TANDY CORP                                  288,987
 49,900    TOYS R US                                 1,422,150

          SPORTING GOODS
  9,200    REEBOK INTL LTD                             309,350
  6,700    RUSSELL CORP                                185,088

          APPAREL
 17,600    CHARMING SHOPPES INC                        124,300
 41,800    GAP INC                                   1,342,825
 13,700    NORDSTROM INC                               609,650

                TOTAL RETAIL                       $34,364,500


         UTILITIES                          10.62%

          ELECTRIC
 37,000    AMERICAN ELECTRIC POWER INC               1,577,125
 27,400    BALTIMORE GAS & ELECTRIC                    777,475
 21,500    CAROLINA POWER & LIGHT COMPANY              817,000
 35,300    CENTRAL & SOUTH WEST CORP                 1,023,700
 21,800    CINERGY CORP                                697,600
 36,700    CON. EDISON NY INC                        1,073,475
 33,300    DOMINION RES INC-VA                       1,332,000
 40,800    DUKE POWER CO                             2,091,000
 95,400    EDISON INTERNATIONAL                      1,681,425
 39,900    ENTERGY CORP NEW                          1,132,162
 35,600    FPL GROUP INC                             1,637,600
 20,600    GENERAL PUB UTILS CORP                      726,150
 51,400    HOUSTON INDS INC                          1,265,725
 27,900    NIAGARA MOHAWK POWER                        216,225
 13,000    NORTHERN STS POWER CO                       641,875
 28,600    OHIO EDISON CO                              625,625
 44,200    PECO ENERGY                               1,149,200
 89,300    PACIFIC GAS & ELECTRIC                    2,076,225
 52,400    PACIFICORP                                1,165,900
 39,900    PUBLIC SERVICE ENTERPRISE GROUP           1,092,263
127,200    SBC COMMUNICATIONS INC                    6,264,600
133,900    SOUTHERN CO                               3,297,287
 44,100    UNICOM CORP                               1,229,288
 15,400    UNION ELECTRIC CO                           619,850

          GAS
 10,100    COLUMBIA GAS SYS INC                        526,462
 14,400    CONSOLIDATED NATL GAS                       752,400
 49,500    ENRON CORP                                2,023,313
  8,700    NICOR INC                                   246,862
 22,900    NORAM ENERGY CORP                           249,038
  5,100    ONEOK INC                                   127,500
 14,900    PACIFIC ENTERPRISES                         441,412
 31,100    PANENERGY CORPORATION                     1,022,413
  6,700    PEOPLES ENERGY CORP                         224,450
 16,600    SONAT INC                                   747,000
 43,900    TEXAS UTILITIES CO                        1,876,725

          TELEPHONE
279,100    A T & T                                  17,304,200
 22,300    ALLTEL CORP                                 685,725
 84,500    BELL ATLANTIC CORP                        5,386,875
193,800    BELLSOUTH CORP                            8,212,275
179,500    GTE CORP                                  8,032,625
 75,300    NYNEX CORP                                3,576,750
 80,400    PACIFIC TELESIS GROUP                     2,713,500
 76,400    SPRINT CORP                               3,208,800
 89,300    U S WEST INC                              2,846,437
 89,300    U S WEST MEDIA GROUP                      1,629,725

          WASTE DISPOSAL
 44,800    BROWNING FERRIS IND                       1,299,200
 42,100    LAIDLAW TRANS CL B NVTG                     426,263
 87,400    WMX TECHNOLOGIES INC                      2,862,350

                TOTAL UTILITES                     100,633,075


         MISCELLANEOUS                       9.90%

          BROADCAST/COMMUNICATIONS
 44,150    COMCAST CORP CL A SPL                       816,775
 25,500    GANNETT CO., INC                          1,804,125
134,500    MCI COMMUNICATIONS                        3,446,562
114,600    MOTOROLA INC                              7,205,475
111,400    TELE COMM. INC CL A                       2,019,125
 35,900    TELLABS INC                               2,400,813
 72,200    VIACOM INC CL B NON VTG                   2,806,775

          BUSINESS SERVICES
 24,100    AMDAHL CORP                                 259,075
  3,800    AUTODESK INC                                113,525
 57,500    AUTOMATIC DATA PROCESSING                 2,220,937
 18,200    BLOCK H&R INC                               593,775
 10,100    COMPUTER SCIENCES CORP                      754,975
 25,700    DONNELLEY RR & SONS                         896,288
 14,400    DOW JONES & CO                              601,200
 22,600    DUN & BRADSTREET                          1,412,500
 10,600    E M C CORP                                  197,425
 10,800    ECOLAB INC                                  356,400
 41,000    FIRST DATA CORP                           3,264,625
  8,700    GRAINGER W W INC                            674,250
 15,800    INTERPUBLIC GROUP COS                       740,625
  9,400    OGDEN CORP                                  170,375
  9,700    SAFETY KLEEN CORP                           169,750
 13,900    SCIENTIFIC-ATLANTA                          215,450
 21,300    SERVICE CORP INTL                         1,224,750
  1,000    THREE COM CORP                               45,750

          FOOD SERVICE
 30,100    DARDEN RESTAURANTS INC                      323,575
  2,800    LUBYS CAFETERIAS INC                         65,800
129,400    MCDONALDS CORP                            6,049,450
162,200    PHILLIP MORRIS CO INC                    16,868,800
 10,500    RYANS FAMILY STEAK HOUSE                     97,125
  8,800    SHONEY'S INC                                 95,700
 19,800    WENDYS INTL INC                             368,775

          FOREIGN
    800    ROYAL DUTCH PETE CO NEW                     123,000

          HOTEL & MOTEL
  9,300    HILTON HOTELS CORP                        1,046,250
 26,300    ITT CORP NEW                              1,742,375
 23,500    MARRIOTT INTERNATIONAL CORP               1,263,125

          HOUSING
  3,900    PULTE CORP                                  104,325

          MED SERV & SUPPLIES
 23,600    BIOMET INC                                  339,250
 10,800    MANOR CARE INC                              425,250
 51,700    MEDTRONIC INC                             2,895,200
 12,900    ST. JUDE MEDICAL INC.                       432,150
  4,900    SHARED MEDICAL SYS CORP                     314,825

          REAL ESTATE
  4,400    CENTEX CORP                                 136,950

          TRANSPORTATION
 22,000    AMR CORP                                  2,002,000
 30,903    BURLINGTON NORTHERN SANTA FE              2,499,280
 40,200    CSX CORP                                  1,939,650
  7,300    CALIBER SYSTEMS INC                         248,200
 13,300    CONRAIL INC                                 882,788
  3,900    CONSOLIDATED FREIGHTWAYS                     82,388
  9,900    DELTA AIRLINES INC                          821,700
 10,200    FEDERAL EXPRESS CORP                        836,400
  7,900    FLEETWOOD ENTERPRISES                       244,900
 23,500    NORFOLK SOUTHERN CORP                     1,991,625
  8,300    PACCAR INC                                  406,700
 13,700    RYDER SYSTEMS INC                           385,312
 25,900    SANTA FE PACIFIC GOLD                       365,838
 31,300    SOUTHWEST AIRLINES CO                       911,612
 35,600    UNION PACIFIC CORP                        2,487,550
 12,800    U S AIR GROUP                               230,400
  6,500    YELLOW CORPORATION                           86,125

          MISCELLANEOUS
 53,100    WARNER-LAMBERT                            2,920,500

          TELECOMMUNICATIONS
117,600    AMERITECH CORP NEW                        6,982,500
  6,800    HARRIS CORP-DEL                             414,800

                TOTAL MISCELLANEOUS                $93,843,518


         UTILITIES                           0.09%

          ELECTRIC
 28,200    DTE ENERGY COMPANY                          870,675

                TOTAL UTILITIES                       $870,675


                     TOTAL COMMON STOCKS                         $933,854,576

OTHER
        PREFERRED STOCKS                     0.00%
         NON-CONVERTIBLES
    305    TELEDYNE PFD SER E                            4,689

                                                        $4,689

        CASH EQUIVALENTS
         STIFS/MONEY MARKETS                 1.48%
14,019,948   AMERICAN AADVANTAGE MM                 14,019,948

                                                   $14,019,948

                TOTAL OTHER                                       $14,024,637

        TOTAL INVESTMENTS -
           (cost $748,545,442.84)          100.00%                947,879,213